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SEC FILE NUMBER
8-44989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D and D Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 Walnut Street, 8th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas DiCicco (Name) 215-568-1199 (Area Code – Telephone Number) backoffice@danddsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Nicholas DiCicco, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D and D Securities, Inc., as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature] 5.14.2023
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
D & D Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D & D Securities, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Under Rule SEC 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is our initial year as the Company's auditor.
Abington, Pennsylvania
March 29, 2023

D&D Securities, Inc.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	581,521
Commissions and fees receivable		2,236,441
Deposit with clearing broker		241,723
Due from clearing broker		3,166
Prepaid expenses and other assets		135,837
Fixed assets, net of accumulated depreciation of $263,889		1,788
Right of use asset		88,731
Total assets	$	3,289,207

Liabilities and Stockholder's Capital

Liabilities		
Accounts payable and accrued expenses	$	1,858,691
Office lease liability		88,731
Total liabilities		1,947,422
Stockholder's equity		
Common stock, $1 par value - authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional Paid-In Capital		364,500
Retained Earnings		976,285
Total stockholder's equity	$	1,341,785
Total liabilities and stockholder's equity		3,289,207

The accompanying notes are an integral part of these financial statements

D&D Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2022

Revenues		
Commissions	$	8,795,642
Rebate revenues		7,547,303
Interest income		125
Total revenues		16,343,070
Expenses		
Compensation and related expenses		6,217,577
Commissions		3,428,868
Brokerage clearing and exchange fees		5,178,441
Other Expenses:		
Professional fees		128,530
Travel and entertainment		120,677
Lease expense		86,055
Office expense		78,321
Other expenses		40,506
Insurance		17,976
Depreciation		3,004
Taxes and licenses		453
Total expenses		15,300,408
Net income	$	1,042,662

D&D Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance at January 1, 2022	$ 1,000	$ 364,500	$ 343,541	$ 709,041
Net income for the year			1,042,662	1,042,662
Stockholder distributions			(409,918)	(409,918)
Ending Balance at December 31, 2022	$ 1,000	$ 364,500	$ 976,285	$ 1,341,785

The accompanying notes are an integral part of these financial statements

D&D Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,042,662
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,004
Changes in assets and liabilities		
(Increase) decrease in assets:		
Receivables:		
Accounts receivable		(601,728)
Deposit with clearing broker		(122)
Due from clearing broker		4,609
Prepaid expenses and other assets		(33,808)
Right of use asset		(31,283)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		391,162
Office lease liability		29,875
Net cash provided by operating activities		804,371
Cash flows from financing activities:		
Stockholder distributions		(409,918)
Net cash used in financing activities		(409,918)
Net increase in cash and cash equivalents		394,453
Cash and cash equivalents beginning of year		187,068
Cash and cash equivalents end of year	$	581,521
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	48
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

1. Organization

D&D Securities, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX ("PHLX"). The Company is incorporated under the laws of Pennsylvania. The Company, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Revenue Recognition – Contracts with Customers – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker related to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statements.

The Company, as required by the *Revenue from Contracts with Customers* Topic of the FASB ASC 606, applies the following five steps in determining the amount or revenue to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides option execution services on the floor of an exchange on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the the number option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executes on a trade date basis.

The company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated lives of the assets (generally 5 years).

Income taxes – The stockholder of the Corporation has elected under the Internal Revenue Code to be taxed individually for the profits of the S Corporation. Therefore, no provision for income taxes are presented in these financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ending December 31, 2022, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2019.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Accounts Receivable – – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

4. Furniture and Equipment

Furniture and equipment is summarized as follows:

Computers and equipment	$	265,677
Less accumulated depreciation		(263,889)
	$	1,788

5. Commitments and Contingencies

Operating Lease – In September 2022, the Company entered into a new lease agreement with The St. James. It is a 16 month lease commencing on September 16, 2022 and expires on December 31, 2023. During the year ended December 31, 2022, the Company paid rent expense of $86,055.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company has adopted this standard in accordance with provisions of ASU 2020-05.

Under adoption of ASC 842, for the year ended December 31, 2022, the Company has recorded a ROU asset of $88,731 and an operating lease liability of $88,731 assuming a discount rate of 5.0% based upon the current prime rate.

6. Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $100,00 or 6 2/3 percent of aggregate debit items computed in accordance with the Formula of Determination of Reserve Requirement for Brokers and Dealers. At December 31, 2022, the Company had net capital of $223,366 which was $99,453 in excess of its required net capital of $123,913. The Company's net capital ratio was 8.4 to 1.

7. Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through March 29, 2023, the date at which the financial statements were issued and determined there are no other items to disclose except for the above.

D&D Securities, Inc.

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2022 **Schedule I**

COMPUTATION OF NET CAPITAL

Total members' capital	$	1,341,785
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		980,794
Furniture and equipment, net		1,788
Due from broker		3,166
Prepaid expenses and other assets		135,837
Total non-allowable assets		1,121,585
Net Capital	$	220,200

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	1,858,691
Total aggregate indebtedness	$	1,858,691
Percentage of aggregate indebtedness to Net Capital		844%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

D&D Securities, Inc.

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2022 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,858,691)	$	123,913
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	123,913
Excess Net Capital	$	96,287
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	34,331

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

D&D Securities, Inc.

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022 **Schedule II**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2022.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

D&D Securities, Inc.

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2022 **Schedule III**

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities throughout the most recent fiscal year.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
D & D Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) D & D Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
March 29, 2023

D and D Securities, Inc.

Exemption Report

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2022

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2022.

Signed

Nicholas G DiCicco